Resource   Finance  &   Investment Ltd.Resource Finance &
Investment Ltd.
(A Development Stage Company)
Consolidated
Financial Statements
(Expressed in Canadian Dollars)
December  31, 2000 December   31, 2002

Contents

                                                                                                 Page
                                                                                                 ----


Auditors' Report                                                                                    1

Consolidated Balance Sheets                                                                         2

Consolidated Statements of Operations                                                               3

Consolidated Statements of Deficit                                                                  4

Consolidated Statements of Cash Flows                                                             5-6

Notes to the Consolidated Financial Statements                                                   7-13

          Auditors' Report

          To the Shareholders of
          Resource Finance & Investment Ltd.
             (A Development Stage Company)

          We have audited the consolidated balance sheets of Resource Finance & Investment Ltd. (a Development Stage Company) as at December 31, 2002 and 2001 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2002, 2001 and 2000 and for the period October 16, 1978 (inception) through December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements as of December 31, 1999 and for the period from October 16, 1978 (inception) to December 31 1999, were audited by other auditors who expressed an unqualified opinion in their report pertaining to such periods. Our opinion on the consolidated statements of loss and deficit and cash flows for the period from October 16, 1978 (inception) to December 31, 2002, insofar as it relates to amounts for prior periods through December 31, 1999, is based solely on the report of other auditors.

          We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, based on our audits and the reports of other auditors, these consolidated financial statements present fairly, in all material respects, the financial position of Resource Finance & Investment Ltd. (a Development Stage Company), as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 and for the period from October 16, 1978 (inception) through December 31, 2002 in accordance with Canadian generally accepted accounting principles.

          The consolidated financial statements as at December 31, 1999 and for the year ended December 31, 1999 and for the period from October 16, 1978 (inception) to December 31, 1999 were audited by other auditors who expressed an opinion on those statements in their report dated June 30, 2000 which included an emphasis paragraph with respect to issues raising substantial doubt about the company's ability to continue as a going concern.

          Vancouver, Canada                                Grant Thornton LLP
          March 26, 2003                                   Chartered Accountants

          Comments by Auditors for United States of America Readers on Canada-United States Reporting Conflict

          In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the consolidated financial statements are affected by conditions and events that cast doubt on the company's ability to continue as a going concern, such as those described in Note 1 ("Operations and Going Concern") to the consolidated financial statements. Our report to the shareholders dated March 26, 2003 is expressed in accordance with Canadian reporting standards, which do not permit references to such events and conditions in the auditors' report when the uncertainties are adequately disclosed in the financial statements.

          Vancouver, Canada                                Grant Thornton LLP
          March 26, 2003                                   Chartered Accountants


Resource Finance & Investment Ltd.
(A Development Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

December 31                                                                                     2002                 2001
-------------------------------------------------------------------------------------------------------------------------
Assets
Current
   Cash and equivalents                                                             $             2,940  $             9,381
   Prepaid expenses                                                                                   -                  437
                                                                                         ---------------      --------------

                                                                                    $             2,940  $             9,818
                                                                                         ---------------      --------------

----------------------------------------------------------------------------------- ---- --------------- ---- --------------

Liabilities
Current
   Bank loan (Note 5)                                                               $           296,185  $           111,116
   Accounts payable                                                                             142,583               89,152
   Accrued liabilities                                                                           10,000               26,157
                                                                                         ---------------      --------------

                                                                                                448,768              226,425
                                                                                         ---------------      --------------

Shareholders' Deficiency
Capital stock (Note 6)                                                                           24,463               24,463
Contributed surplus                                                                           9,751,410            9,751,410
Deficit accumulated during the development stage                                            (10,221,701)          (9,992,480)
                                                                                         ---------------      --------------

                                                                                               (445,828)            (216,607)
                                                                                         ---------------      --------------

                                                                                    $             2,940  $             9,818
                                                                                         ---------------      --------------

----------------------------------------------------------------------------------- ---- --------------- ---- --------------

                       See accompanying notes to the consolidated financial statements.

Resource Finance & Investment Ltd.
(A Development Stage Company)
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

                                                                                                                            For the
                                                                                                                         Period from
                                                                                                                         October 16
                                                                     For the            For the            For the             1978
                                                                  Year Ended         Year Ended         Year Ended    (Inception) to
                                                                 December 31        December 31        December 31       December 31
                                                                        2002               2001               2000           2002




Expenses
   Consulting services (Note 9)                              $          30,451  $          113,087 $           47,803 $1,046,260
   Depreciation and amortization                                             -                   -                  -     61,274
   Exploration                                                               -                   -                  -    117,390
   Interest                                                             20,034              12,877             30,622    165,857
   Professional fees                                                    13,430              11,742             17,178    600,489
   Licenses, dues and taxes                                             37,504              23,604             26,427    115,561
   Management services (Note 9)                                         12,000              12,000             12,000    494,644
   Office, stationery and sundry                                         1,374              11,697              5,069    385,464
   Rent                                                                 13,924              25,598             17,636    153,495
   Salaries and benefits                                                68,973              46,462             25,521    207,913
   Shareholder, listing and public relations                            25,292              20,918             21,976    359,172
   Travel                                                                2,705               1,836                282    317,722
                                                                ---------------     --------------     --------------  ---------

Operating loss                                                         225,689             279,821            204,514   4,025,241

Other expense (income)
   Interest and other                                                   (3,532)             16,139             19,460    (166,477)
   Gain on sale of marketable securities                                     -                   -                  -     (18,662)
   Write-down of resource properties and deferred exploration
   expenses                                                                 -                   -                  -    6,499,084
   Write-down of payables and accruals (Note 4)                              -                   -           (127,485)   (127,485)
                                                                ---------------     --------------     -------------- ------------

Loss before income taxes                                               229,221             295,960             96,489  10,211,701

Current income taxes                                                         -                   -                  -      10,000
                                                                ---------------     --------------     --------------  -----------

Net loss                                                     $         229,221  $          295,960 $           96,489 $10,221,701
                                                                ---------------     --------------     --------------  ----------

Weighted average number of common shares outstanding                24,462,765          20,724,409          9,962,765
                                                                ---------------     --------------     --------------

Loss per common share                                        $            0.01  $             0.01 $             0.01
                                                                ---------------     --------------     --------------


                       See accompanying notes to the consolidated financial statements.

Resource Finance & Investment Ltd.
(A Development Stage Company)
Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

                                                                                                                         For the
                                                                                                                        Period from
                                                                                                                         October 16
                                                                              For the            For the        For the  1978
                                                                           Year Ended         Year Ended     Year Ended Inception)
                                                                          December 31        December 31    December 31 to
                                                                                 2002               2001           2000 December 31
                                                                                                                          2002

Deficit accumulated during the development stage, beginning of period $       9,992,480  $        9,696,520 $9,600,031 $         -


Net loss for the period                                                         229,221             295,960     96,489  10,221,701
                                                                         ---------------     --------------  ---------  -----------

Deficit accumulated during the development stage, end of period       $      10,221,701  $        9,992,480 $9,696,520 $10,221,701
                                                                         ---------------     --------------  ---------  -----------
                       See accompanying notes to the consolidated financial statements.

Resource Finance & Investment Ltd.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

                                                                                                                      For the
                                                                                                                  Period from
                                                                                                                   October 16
                                                            For the            For the            For the               1978
                                                         Year Ended         Year Ended         Year Ended     (Inception) to
                                                        December 31        December 31        December 31        December 31
                                                               2002               2001               2000               2002


Cash derived from (applied to)

   Operating
     Net loss                                       $        (229,221) $         (295,960)$          (96,489)$      (10,221,701)
     Depreciation and amortization                                  -                   -                  -             61,274
     Gain on sale of marketable securities                          -                   -                  -            (18,662)
     Write-down of resource properties and deferred
     exploration
     expenses                                                       -                   -                  -          6,499,084
     Change in non-cash operating working capital
     (Note 7)                                                  37,711              37,362           (111,750)           152,583
                                                       ---------------     --------------     --------------     ---------------
                                                             (191,510)           (258,598)          (208,239)        (3,527,422)
                                                       ---------------     --------------     --------------     ---------------
   Investing
     Proceeds on sale of interests in resource
     properties                                                     -                   -                  -            797,802
     Proceeds on sale of marketable securities                      -                   -                  -             98,662
     Exploration expenses                                           -                   -                  -         (5,412,017)
     Acquisition of resource properties                             -                   -                  -         (1,703,857)
     Acquisition of capital assets                                  -                   -                  -           (136,372)
     Proceeds on sale of capital assets                             -                   -                  -             75,098
                                                       ---------------     --------------     --------------     ---------------
                                                                    -                   -                  -         (6,280,684)
                                                       ---------------     --------------     --------------     ---------------
   Financing
     Issue of common shares for cash, net of issue
     costs                                                          -             658,569                  -          9,514,861
     Bank indebtedness                                        185,069            (406,901)           202,525            296,185
                                                       ---------------     --------------     --------------     ---------------
                                                              185,069             251,668            202,525          9,811,046
                                                       ---------------     --------------     --------------     ---------------

(Decrease) increase in cash                                    (6,441)             (6,930)            (5,714)             2,940

Cash and equivalents, beginning of period                       9,381              16,311             22,025                  -
                                                       ---------------     --------------     --------------     ---------------

Cash and equivalents, end of period                 $           2,940  $            9,381 $           16,311 $            2,940
                                                       ---------------     --------------     --------------     ---------------


                       See accompanying notes to the consolidated financial statements.

Resource Finance & Investment Ltd.
(A Development Stage Company)
Consolidated Statements of Cash Flows (Continued)
(Expressed in Canadian Dollars)

                                                                                                                          For the
                                                                                                                        Period from
                                                                                                                         October 16
                                                                      For the            For the            For the            1978
                                                                   Year Ended         Year Ended         Year Ended  (Inception) to
                                                                  December 31        December 31        December 31     December 31
                                                                         2002               2001               2000            2002


Non-cash investing and financing transactions

   Common Shares issued for subscriptions received in 1998    $               -  $                - $          500,000 $        -

   Marketable securities received on the sale of interest in
   resource property                                          $               -  $                - $                - $   80,000

   Common shares issued in exchange for resource properties   $               -  $                - $                - $  200,000

   Common shares issued in payment of agents' fees            $               -  $                - $                - $   71,500

   Common shares issued on settlement of debt                 $               -  $                - $                - $   61,012


                       See accompanying notes to the consolidated financial statements.

Resource Finance & Investment Ltd.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2002


1. Operations and going concern

Until fiscal 1999, the company was a junior resource company engaged in the business of acquiring, exploring and developing mineral resource properties in the United States and Venezuela. During 2000, management determined that the company would no longer pursue its resource business and instead switched the company's focus to that of the maintenance of existing leases (note 3) and identification of business opportunities of a more general nature.

An extraordinary general meeting of shareholders was held on September 9, 1994, at which time shareholders of the company approved by special resolution the continuance of the company from British Columbia to Bermuda in accordance with provisions of Part XA of the Companies Act, 1981 (Bermuda), as amended and the British Columbia Company Act. On April 4, 1997 the company changed its name to Resource Finance & Investment Ltd.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The company has incurred significant losses and negative cash flow from operations since inception. The company's ability to continue as a going concern is uncertain and is dependent upon obtaining additional financing and achieving a profitable level of operations. Management obtained additional financing during 2001, but will require additional funding to continue in its efforts to identify a business opportunity. Management intends to raise further financing in future by private share placements and by utilising the US$ 300,000 line of credit currently available. There can be no assurance that future private share placements can be successfully concluded.

These consolidated financial statements do not give effect to any adjustments which would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.


2.       Summary of significant accounting policies

The consolidated financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles, which as applied in these consolidated financial statements, conform in all material respects with accounting principles generally accepted in the United States except as disclosed in Note 10. The consolidated financial statements are presented in Canadian dollars.

Basis of consolidation

The consolidated financial statements include the accounts of Resource Finance & Investment Ltd. and its subsidiaries:

-    Oregon Resources Corporation (ORC), a wholly-owned subsidiary;

- Cranberry Corporation of Oregon (CCO), a wholly-owned subsidiary of ORC (inactive).

Resource Finance & Investment Ltd.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2002


2. Summary of significant accounting policies (Continued)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Resource Properties

The company expenses all costs incidental to the acquisition and development of mineral properties as incurred. Mineral exploration costs are also expensed as incurred.

Cash and equivalents

Cash and equivalents consists of cash on hand and balances with banks and highly liquid temporary money market instruments with original maturities of three months or less.

Income taxes

The company follows the liability method of accounting for income taxes based on the accounting recommendations issued by the Canadian Institute of Chartered Accountants. Under the liability method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date. Future income tax assets can also result from unused loss carry-forwards and other deductions. The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the uncertainty that the assets will be realized.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

The monetary assets and liabilities of ORC and CCO, integrated foreign subsidiaries financially dependent on the parent company, are translated at the rates of exchange on the balance sheet date. Other consolidated balance sheet items and revenues and expenses are translated at the rates prevailing on the respective transaction dates.

Gains and losses on foreign exchange are included in the results of operations.


Financial instruments

The company has various financial instruments including cash, payables and accruals, and bank loan payable. The carrying value of these financial instruments approximates their fair value.

Resource Finance & Investment Ltd.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2002


2. Summary of significant accounting policies (Continued)

Stock option plan

The company follows the recommendations of CICA Handbook section 3870 "Stock-based Compensation and Other Stock-based Payments" which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These recommendations require that compensation for all awards made to non-employees and certain awards made to employees, including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value. For the purpose of this section, employees include directors who receive stock compensation for services provided as a director since all directors are elected by the company's shareholders. This section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after January 1, 2002.

Earnings per common share

Basic loss per share amounts have been computed based on the weighted average number of common shares outstanding. Diluted loss per share reflects the increase in average common shares outstanding that would result from the assumed exercise of outstanding options, calculated using the treasury stock method, unless they are anti-dilutive. Diluted loss per share is not disclosed as they are anti-dilutive.


3.   Mineral Lease Commitments


The company has mineral leases in Oregon, Illinois and Kentucky. The company's Oregon and Illinois leases are not currently in good standing. The company is current on some of its lease obligations with regard to its Kentucky leases. As at December 31, 2002, the company has required annual lease payments of approximately $35,100 (2001: $22,176) should the current leases be maintained. The company does not have a legal obligation to make lease payments and the effect of non-payment is cancellation of a resource property lease. Following a review in 2001 of both projects, the company decided to bring those leases currently in arrears into good standing and attempt to renegotiate certain of the leases that have lapsed.


4. Write-down of payables and accruals

During 2000, the company determined that payables and accruals should be reduced by $127,485 related to prior years accrued expenses that are no longer payable. The gain on the elimination of these payables has been recorded in the results of operations for the year ended December 31, 2000.


5.   Bank loan

As at December 31, 2002, borrowings on this US$ 300,000 line of credit were CDN$ 296,185 (2001:CDN$ 111,116). The facility bears interest at 8%, is secured by the company's shares in subsidiaries. The loan is repayable on December 31, 2003.

Resource Finance & Investment Ltd.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2002



6.   Capital stock

Authorized:

The authorized capital of the company consists of 120,000,000 common shares with a par value of US$ 0.001.

Issued:
                                                                 Common Shares

                                                       --------------- -- ---------------
                                                                                                Contributed
                                                               Number            Amount             Surplus            Total
                                                               ------            -------        -----------           ------

Shares issued for cash                                     11,100,976  $         11,100   $       7,952,459  $     7,963,559
Shares issued to acquire mining claims,
   leases or concessions                                      300,000               300             199,700          200,000
Shares issued on the exercise of options                      283,550               284             123,252          123,536
Shares issued on the exercise of warrants                   1,250,000             1,250           1,000,750        1,002,000
Shares issued in settlement of debt                            64,600                65              60,947           61,012
                                                       ---------------    ---------------    ---------------    -------------

                                                           12,999,126            12,999           9,337,108        9,350,107
Share issue costs                                                   -                 -            (732,803)        (732,803)
Consolidation of share capital on a 1 for
   2 1/2basis on November 24, 1989                           (3,036,361)           (3,036)              3,036                -
                                                       ---------------    ---------------    ---------------    -------------

Balance December 31, 1998, 1999 and 2000                    9,962,765             9,963           8,607,341        8,617,304
Shares  issued in 2001 for cash,  net of issue  costs
of $34,881.                                                12,000,000            12,000             646,569          658,569
Share  issued in 2001 for  subscriptions  received in
1998                                                        2,500,000             2,500             497,500          500,000
                                                       ---------------    ---------------    ---------------    -------------
Balance December 31, 2001 and 2002                         24,462,765  $         24,463   $       9,751,410  $     9,775,873
                                                       ---------------    ---------------    ---------------    -------------

Stock options

The company has granted stock options to directors, officers and employees as follows:

                                                                                 2002                2001               2000
                                                                                 ----                ----               ----

   Balance, beginning of year                                                       -            123,000             123,000
   Granted                                                                          -                  -                   -
   Exercised                                                                        -                  -                   -
   Expired                                                                          -           (123,000)                  -
                                                                        --------------     ---------------    ---------------

   Balance, end of year                                                             -                  -             123,000
                                                                        --------------     ---------------    ---------------

Resource Finance & Investment Ltd.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2002


7. Change in non-cash operating working capital

                                                                                                                   For the
                                                                                                               Period from
                                                                                                                October 16
                                              For the                 For the                For the                  1978
                                           Year Ended              Year Ended             Year Ended        (Inception) to
                                          December 31             December 31            December 31           December 31
                                                 2002                    2001                   2000                  2002
                                                 ----                    ----                   ----                  ----


Prepaid expenses                  $               437    $             5,087   $                 (14) $                     -
Payables and accruals                          37,274                 32,275                (111,736)                 152,583
                                     -------------------    ------------------     ------------------    -------------------

                                  $            37,711    $            37,362   $            (111,750) $               152,583
                                     -------------------    ------------------     ------------------    -------------------


8.   Income taxes

At December 31, 2002, the company has operating losses and other undeducted amounts for tax purposes that may be offset against future taxable income. The future income tax asset arising from these items has been reduced to $Nil by a valuation allowance due to uncertainties regarding the utilization of the future income tax assets. The recording of this valuation allowance results in a $Nil tax provision in all periods presented.

9.    Related party transactions

Management fees related to the management and administration of the company were paid or accrued to a director as follows:

   Year ended December 31, 2002                                    $          12,000
   Year ended December 31, 2001                                               12,000
   Year ended December 31, 2000                                               12,000

Included in accounts payable is $24,000 (2001 - $12,000) relating to these management fees.

Resource Finance & Investment Ltd.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2002


10. Reconciliation of generally accepted accounting principles

The company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian basis"), which parallel accounting principles generally accepted in the United States ("U.S. basis") in all material areas.

If the company had followed the U.S. basis, there would be no effect on consolidated net loss or on net loss (basic or diluted) per common share.

Recent Accounting Pronouncements:
In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -Transition and Disclosure - an amendment of FASB Statement No. 123" (FAS 148). The statement amends SFAS 123, "Accounting for Stock-Based Compensation" (FAS 123) to provide alternative methods of voluntary transition to the fair value based method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure requirement of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The disclosure provisions will be effective for the company beginning with the company's quarter ended March 31, 2003. The company has no current intention to change its policy of accounting for stock-based compensation.

In November 2002, the FASB issued FASB interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of certain guarantees. FIN 45 also requires disclosure about certain guarantees that an entity has issued. The disclosure requirements of FIN 45 were effective for fiscal years ending after December 15, 2002.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to

Resource Finance & Investment Ltd.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2002


10. Reconciliation of generally accepted accounting principles (Continued)



February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003.

Management's preliminary assessment of these recent pronouncements is that they will not have a material impact on the company's financial position or results operation.

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